================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 20)


                                THE LIMITED, INC.
                                (Name of Issuer)


COMMON STOCK, $0.50 PAR VALUE                                   532716-10-7
(Title of class of securities)                                 (CUSIP number)


                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 23, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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#685788 v1.

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 2
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     42,099,299
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   16,058,317
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                42,640,697
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              16,058,317

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  58,699,014

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [X]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.3%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Foundation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

---------------------- ------ -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     708,317
       SHARES
                       ------ -------------------------------------- -------------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER:                       -0-
      OWNED BY
                       ------ -------------------------------------- -------------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER:                708,317
      REPORTING
                       ------ -------------------------------------- -------------------------------------------------------------
     PERSON WITH        10    SHARED DISPOSITIVE POWER:                  -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   708,317

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.3%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Health and Science Interests II
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                       350,000
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                       -0-
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                  350,000
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                   -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   350,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------                 ----------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 5
-------------------------------------------------------                 ----------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 The Wexner Children's Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- -------------------------------------------------------- ----------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                    Ohio

-------------------------- ------- ------------------------------------ ----------------------------------------------------------
        NUMBER OF            7     SOLE VOTING POWER:                   18,750,000
         SHARES
                           ------- ------------------------------------ ----------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                     -0-
        OWNED BY
                           ------- ------------------------------------ ----------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:               18,750,000
        REPORTING
                           ------- ------------------------------------ ----------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                 -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   18,750,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.8%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 6
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Harry, Hannah, David and Sarah Wexner Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 5,000,000
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                   -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            5,000,000
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:               -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,000,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------              -------------------------------------------------------------
CUSIP No. 532716-10-7                                                                               Page 7
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                ASW Holdings, Inc.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- ----------------------------------------------------------------------------------------------------- -------------
               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [_]
                                                                                                                          (B) [X]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                       [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------- ------ ---------------------------------- -------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                 10,000,000
         SHARES
                           ------ ---------------------------------- -------------------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:            10,000,000
        REPORTING
                           ------ ---------------------------------- -------------------------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  10,000,000

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- ---------------------------------------- --------------------------------------------------------------------------


                  This Amendment No. 20 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 19 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, the Harry, Hannah, David and Sarah Wexner Trust and ASW Holdings, Inc. (collectively, the "Purchasers"), with respect to the common stock, $.50 par value per share (the "Common Stock"), of The Limited, Inc. (the "Company").

Item 2.       Identity and Background.

                  On June 23, 1999, Leslie H. Wexner contributed 10,000,000 shares of Common Stock to ASW Investments, a trust organized under the laws of Ohio. On that same date, ASW Investments contributed its 10,000,000 shares of Common Stock to ASW Holdings, Inc., a Delaware corporation ("ASW Holdings"), in consideration of the issuance to ASW Investments of all of the outstanding shares of capital stock of ASW Holdings.

                  The principal business of ASW Investments is to hold the outstanding capital stock of ASW Holdings. The principal business of ASW Holdings is investments. The address of the principal office of each of ASW Investments and AWS Holdings is 5906 East Dublin-Granville Road, New Albany, Ohio 43054. Neither ASW Investments nor ASW Holdings has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The sole trustee of ASW Investments is Abigail S. Wexner, Mr. Wexner's wife. The directors and executive officers of ASW Holdings are Ms. Wexner and Jeffrey E. Epstein.

                  Biographical information required by this Item 2 with respect to Jeffrey E. Epstein is included in prior amendments to the Schedule 13D.

                  The following information is provided for Ms. Wexner:

                     (a)    Name: Abigail S. Wexner

                     (b) Business Address: The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230.

                     (c) Present principal occupation and related information: Director of the Company; Director of the Children's Defense Fund and member of the Governing Committee of The Columbus Foundation and the Board of Trustees of Children's Hospital, Inc. in Columbus, Ohio.

                     (d) During the last five years, Ms. Wexner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e) During the last five years, Ms. Wexner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)    Citizenship: United States of America.

                  An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 4.       Purpose of Transaction.

                  From time to time in the future, one or more of the Purchasers may dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise depending upon available terms and other considerations deemed relevant by the Purchasers.

Item 5.       Interest in Securities of the Issuer.

                  (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 20 are incorporated herein by reference. As of June 23, 1999, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 214,080,134, being based on the number of shares outstanding as of June 7, 1999 as reported in the Company's Form 10-Q for the fiscal quarter ended May 1, 1999):

                                                                                                            Percent
                   Person                                Number of Shares                                  of Class
            -------------------                      -------------------------                             --------
1.         Leslie H. Wexner                                   58,699,014 (1)(2)(3)(4)(5)(6)                  27.3%

2.         The Wexner Foundation                                 708,317 (1)                                  0.3%

3.         Health and Science Interests II                       350,000 (2)                                  0.2%

4.         The Wexner Children's Trust                        18,750,000 (4)                                  8.8%

5.         Harry, Hannah, David and Sarah Wexner               5,000,000 (5)                                  2.3%
           Trust

6.         ASW Holdings, Inc.                                 10,000,000 (6)                                  4.7%


         ------------------------------

(1) Power to vote or direct the disposition of the 708,317 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie
         H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(2) Power to vote or direct the disposition of the 350,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustee thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(3) Includes 541,398 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of March 31, 1999) over which he exercises dispositive but not voting control. Also includes 651,327 shares issuable upon exercise of options held by Mr. Wexner. Excludes 820 shares and 254 options held directly by Abigail S. Wexner, Mr. Wexner's wife, and 200,000 shares held in a trust of which Ms. Wexner is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

(4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(5) Power to vote or direct the disposition of the 5,000,000 shares held by the Harry, Hannah, David and Sarah Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

(6) Power to vote or direct the disposition of the 10,000,000 shares held by ASW Holdings may be deemed to be shared by ASW Holdings with Leslie
         H. Wexner, by reason of his rights as the settlor of the trust that holds 100% of the outstanding capital stock of ASW Holdings.

                  (b) The responses of the Purchasers to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 20 and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) During the past 60 days, in addition to the transactions disclosed in Item 2, the Purchasers effected the following transactions in the Common Stock:

                              Date of           Amount of         Price per                Where and
    Person                  Transaction         Securities          Share                 How Effected
    ------                  -----------         ----------          -----                 ------------
The Wexner Foundation          5/5/99     155,000 shares sold      $48.9251                   NYSE
The Wexner Foundation          5/6/99     20,000 shares sold       $49.0000                   NYSE
Leslie H. Wexner              5/18/99     50,885 shares              N/A      Restricted stock award granted by
                                                                              the Company

                  (d), (e):  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah and David Wexner Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated June 23, 1999.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 23, 1999
                                      /s/ Leslie H. Wexner
                                      -----------------------------------------
                                      Leslie H. Wexner



                                      THE WEXNER FOUNDATION

                                      By: /s/ Darren K. Indyke
                                          -------------------------------------
                                          Darren K. Indyke, Secretary



                                      HEALTH AND SCIENCE INTERESTS II

                                      By: /s/ Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee



                                      THE WEXNER CHILDREN'S TRUST

                                      By: /s/ Leslie H. Wexner
                                          -------------------------------------
                                          Leslie H. Wexner, Trustee



                                      HARRY, HANNAH AND DAVID WEXNER TRUST

                                      By: /s/ Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee


                                      HARRY, HANNAH, DAVID AND SARAH WEXNER
                                      TRUST

                                      By: /s/ Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, Trustee


                                      ASW HOLDINGS, INC.

                                      By: /s/ Jeffrey E. Epstein
                                          -------------------------------------
                                          Jeffrey E. Epstein, President

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust, Harry, Hannah and David Wexner Trust, the Harry, Hannah, David and Sarah Wexner Trust, and ASW Holdings, Inc., dated June 23, 1999.













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